Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

December 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Jessica Barberich

Re:	Redwood Mortgage Investors VIII, a California Limited Partnership
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended September 30, 2010
File No. 0-27816

Dear Ms. Barberich:

Redwood Mortgage Investors VIII, a California limited partnership (“Redwood” or the “partnership”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 10, 2010.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operation, page 43

1.
We note your response to prior comment 2 and we continue to believe that your financial statements should be presented using a “net interest income” presentation consistent with Article 9 and SAB 11K since your company is involved in a material amount of lending activities. Please confirm that you will revise your financial statements accordingly in future filings.

Response:  In response to the Staff’s comment, we undertake in future filings to revise our financial statements to use a “net interest income” presentation.

Form 10-Q for the quarterly period ended September 30, 2010

Note 6 – Real Estate Held for Sale, page 21

2.
We note that you, along with two affiliated partnerships, acquired through foreclosure a 22 unit condominium complex in which you hold a 70% ownership interest.  Please clarify the following related to this property:

•	The nature and form of your 70% ownership interest (i.e., through an entity like an LLC, an undivided interest, or other)

•	Your accounting policy regarding consolidation for this property

•
We note your disclosure on page 36 which states that you have recorded net gains on property accounted for as real estate held for sale. Please advise us if any of these net gains relate to this property and the amounts, if applicable. Also, tell us your basis and the accounting guidance you are relying upon for recording these gains. In your response, advise us of the value that was initially recorded to real estate held when the property was foreclosed upon and its recorded value as of September 30, 2010.

Response:  We supplementally advise the Staff that the ownership interests in the above-referenced condominium complex are held directly by the partnership and two affiliated partnerships, each of which owns a fractional undivided interest in the property as tenants in common. The three partnerships have not contributed the property to an LLC or other entity. Each partnership owns its fractional interest directly, and none of them has any unilateral control over the entire property. For example, as we are advised by our legal counsel, despite owning a 70% undivided interest, under California law our partnership does not have the right to sell or encumber the entire property without the other co-owners joining in the transaction. We undertake to clarify the nature and form of the partnership’s ownership interest in the property in future filings, as applicable.

In accordance with FASB ASC 970-810-45-1, as the property is subject to joint control, the undivided interest is accounted for using the equity method.

The net gain related to this property was $42,879. This property, along with two other properties 100% owned by the partnership and which had been classified previously as held for investment, were each listed for sale with a real estate broker as a multi-family property in the third quarter of 2010 and accordingly, have been designated or redesignated as real estate held for sale. To date, multiple offers have been received for these properties and ongoing negotiations are being held with prospective purchasers. It is currently anticipated that contracts for the sale of these properties may be signed prior to year-end 2010 or in the first quarter of 2011, with a closing in the first quarter of 2011.

Accounting Standards Codification, section 310-40-40-3 (Source: FASB website), provides that: “[A] creditor that receives long-lived assets that will be sold from a debtor in full satisfaction of a receivable shall account for those assets at their fair value less cost to sell…”

As set forth in Note 2 (Summary of Significant Accounting Policies – Real estate held for sale) to the Financial Statements in the partnership’s Form 10-Q for the quarterly period ended September 30, 2010:

“After acquisition, real estate held for sale is analyzed periodically for changes in fair values and any subsequent write down is charged to operating expenses. Any recovery in the fair value subsequent to such a write down is recorded – not to exceed the net realizable value at acquisition – as an offset to operating expenses. Gains or losses on sale of the property are recorded in other income or expense.”

For the particular property 70% owned by the partnership, the value recorded at acquisition by foreclosure sale (in February 2010) was $7,101,900, and the recorded value at September 30, 2010, was $7,231,000. The difference in the amounts at acquisition and at September 30, 2010, is due primarily to additional costs for property taxes that were delinquent at the acquisition and were paid subsequently.

*  *  *  *  *

Redwood hereby acknowledges that:

•	The partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response, you may reach our outside counsel, Stephen Schrader of Baker & McKenzie LLP, at (415) 576-3028. Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell
Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VIII